Exhibit 1


     PERDIGAO: EARNINGS REFLECT IMPACT OF INCREASE IN COST OF RAW MATERIALS


SAO PAULO, Brazil, May 14 /PRNewswire-FirstCall/ -- Perdigao's (NYSE: PDA) Financial Statements for the first quarter of this year shows an increase in gross sales of 37.2% over the same period last year due to recovered prices in the domestic market, increased sales of elaborated/processed products and a 53% increase in the value of exports. Nonetheless, this improvement was not sufficient to offset the strong impact of higher raw material prices on net earnings for the period.

Grain costs -- soy and corn -- pressured by the exchange rate devaluation, higher prices of commodities in the worldwide market and a reduction of last year's corn harvest in Brazil, grew 70% in the period, considering the average price practiced by the Company from January to March, 2002. The exchange rate devaluation also impacted other manufacturing costs. All combined, these factors helped to determine a 0.8% negative net margin for the Company, resulting in a R$ 6.7 million loss.

The cash flow yield as measured by EBITDA was R$ 35.5 million, which resulted in a 4.2% margin due to the excess pressure exerted by a 48% increase in the cost of sales.

Domestic market sales grew 28.7% during the quarter compared to the same period last year, reaching R$ 599.2 million. The elaborated/processed products, including pastas, pizzas and pies, registered the highest volume of sales. The market share in the specialty meats segment, which includes ham, sausage, frankfurter among others, was 26.7% in the last to months. Also, the Company's market share in the frozen meats segment (hamburgers, breaded products, meatballs and others) grew significantly from 33.4% at the end of December 2002 to 36.3% in March 2003.

Exports totaled R$ 380.6 million in the quarter, a 53% increase over the January-March period of 2002, corresponding to 45% of net revenues for the quarter. In the foreign market, products with greater value added showed an expressive growth in volume: 87.2% over the same period last year.

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Investments totaled R$ 15.2 million in the quarter. The resources were used for new projects and projects for improvements, mainly the Rio Verde (GO) Agroindustrial Complex. Industrial improvements were made as well in the Carambei (PR), Marau and Serafina Correa units, both in Rio Grande Sul, accounting for a large part of the 1,900 new jobs that the Company created in the period.